                       Chubb Group of Insurance Companies
                 15 Mountain View Road, Warren, New Jersey 07059

                                  DECLARATIONS
                        FINANCIAL INSTITUTION INVESTMENT
                          COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):

DIMENSIONAL FUND ADVISORS LP
1299 OCEAN AVE 11TH FL
SANTA MONICA, CAL 90401
FEDERAL INSURANCE COMPANY
Bond Number: 81906615

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on December 30, 2006
                     to 12:01 a.m. on December 30, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE,  such
INSURING  CLAUSE and any other  reference  shall be deemed to be deleted.  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                      DEDUCTIBLE
INSURING CLAUSE                               LIMIT OF LIABILITY        AMOUNT

1. Employee                                     $ 10,000,000          $ 200,000

2. On Premises                                  $ 10,000,000          $ 200,000

3. In Transit                                   $ 10,000,000          $ 200,000

4. Forgery or Alteration                        $ 10,000,000          $ 200,000

5. Extended Forgery                             $ 10,000,000          $ 200,000

6. Counterfeit Money                            $ 10,000,000          $ 200,000

7. Threats to Person                            $ Not Covered     $ Not Covered

8. Computer System                              $ 10,000,000          $ 200,000

9. Voice Initiated Funds Transfer Instruction   $ Not Covered     $ Not Covered

10. Uncollectible Items of Deposit              $ 25,000                $ 5,000

11. Audit Expense                               $ 25,000                $ 5,000

12. Extended Computer Systems                   $ 10,000,000          $ 200,000

13. Telefacsimile Instruction                   $ 10,000,000          $ 200,000

14. Automated Telephone Transactions            $ 10,000,000          $ 200,000

15. Unauthorized Signature                      $ 10,000,000          $ 200,000

16. Claims Expense Coverage                     $ 25,000                $ 5,000

ITEM 3.  THE  LIABILITY  OF THE  COMPANY  IS ALSO  SUBJECT  TO THE  TERMS OF THE
FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 - 8

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized h representative of the Company.

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

The  COMPANY,  in  consideration  of payment  of the  required  premium,  and in reliance  on the  APPLICATION  and all  other  statements  made and  information furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,  agrees to pay the ASSURED for:

Insuring Clauses

Employee

1.   Loss  resulting  directly  from  Larceny or  Embezzlement  committed by any
     Employee, alone or in collusion with others.

On Premises

2.   Loss  of  Property  resulting  directly  from  robbery,   burglary,   false
     pretenses,  common  law  or  statutory  larceny,  misplacement,  mysterious unexplainable  disappearance,  damage,  destruction  or  removal,  from the possession,  custody or  control of the  ASSURED,  while such  Property  is lodged or deposited at premises located anywhere.

In Transit

3.   Loss of Property  resulting  directly from common law or statutory larceny,
     misplacement,    mysterious   unexplainable   disappearance,    damage   or
     destruction, while the Property is in transit anywhere:

     a.   in an armored motor vehicle, including loading and unloading thereof,

     b.   in  the  custody  of  a  natural  person  acting  as  a  messenger  of
          theASSURED, or

     c.   in the custody of a Transportation  Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered  Property  transported  in  such  manner  is  limited  to  the following:

          (1)  written records,

          (2)  securities  issued in registered  form, which are not endorsed or are restrictively endorsed, or

          (3)  negotiable  instruments  not  payable  to  bearer,  which are not endorsed or are restrictively endorsed.

Coverage  under this INSURING  CLAUSE begins  immediately on the receipt of such
Property by the natural person or Transportation Company and ends immediately on delivery  to the  premises  of the  addressee  or to any  representative  of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration

4.   Loss resulting directly from:

     a.   Forgery  on,  or  fraudulent  material  alteration  of,  any  bills of exchange,  checks,  drafts,  acceptances,  certificates  of  deposits,
          promissory  notes,  due  bills,  money  orders,   orders  upon  public
          treasuries,  letters  of credit,  other  written  promises,  orders or directions  to  pay  sums  certain  in  money,  or  receipts  for  the withdrawal of Property, or

     b.   transferring,  paying or delivering  any funds or other  Property,  or establishing any credit or giving any value in reliance on any written
          instructions,   advices  or  applications   directed  to  the  ASSURED
          authorizing  or  acknowledging  the  transfer,  payment,  delivery  or receipt of funds or other  Property,  which  instructions,  advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which  instructions,  advices or applications either bear a Forgery or have been  fraudulently  materially  altered without the knowledge and
          consent  of  such   customer,   shareholder,   subscriber,   financial
          institution or Employee;

excluding,  however,  under this INSURING CLAUSE any loss covered under INSURING
CLAUSE 5. of this  Bond,  whether  or not  coverage  for  INSURING  CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING  CLAUSE,  a mechanically  reproduced  facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.   Loss resulting  directly from the ASSURED having, in good faith, and in the ordinary  course of business,  for its own account or the account of others in any capacity:

     a.   acquired,   accepted  or  received,  accepted  or  received,  sold  or delivered,  or given value,  extended credit or assumed liability,  in reliance  on any  original  Securities,  documents  or  other  written instruments which prove to:

          (1)  bear a Forgery or a fraudulently material alteration,

          (2)  have been lost or stolen, or

          (3)  be Counterfeit, or

     b.   guaranteed  in writing or witnessed  any  signatures  on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities,  documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral,  of such  Securities,  documents or other written  instruments by an
Employee,  Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition  precedent  to the ASSURED  having  relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery
(continued)

For the purpose of this INSURING  CLAUSE,  a mechanically  reproduced  facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6.   Loss  resulting  directly  from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person

7.   Loss  resulting  directly from surrender of Property away from an office of the  ASSURED  as a result of a threat  communicated  to the  ASSURED  to do bodily harm to an Employee as defined in Section  1.e.  (1), (2) and (5), a
     Relative or invitee of such  Employee,  or a resident of the  household  of such  Employee,  who is, or  allegedly  is,  being held  captive  provided, however, that prior to the surrender of such Property:

     a.   the Employee  who receives the threat has made a reasonable  effort to notify an officer of the ASSURED who is not  involved in such  threat, and the  ASSURED  has made a  reasonable  effort to notify the Federal
          Bureau

     b.   of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for  purposes of this  INSURING  CLAUSE,  any  Employee of the
ASSURED,  as set  forth in the  preceding  paragraph,  shall be  deemed to be an
ASSURED hereunder,  but only with respect to the surrender of money,  securities and other  tangible  personal  property  in which such  Employee  has a legal or equitable interest.

Computer System

8.   Loss resulting directly from fraudulent:

     a.   entries of data into, or

     b.   changes of data  elements  or  programs  within,  a  Computer  System, provided the fraudulent entry or change causes:

          (1)  funds or other property to be transferred, paid or delivered,

          (2)  an  account  of the  ASSURED  or of  its  customer  to be  added, deleted,  debited or credited, or

          (3)  an unauthorized  account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds
Transfer Instruction

9.   Loss resulting  directly from Voice  Initiated  Funds Transfer  Instruction directed to the ASSURED authorizing the transfer of dividends or redemption
     proceeds  Transfer   Instruction  of  Investment   Company  shares  from  a
     Customer's   account,   provided  such  Voice   Initiated   Funds  Transfer
     Instruction was:

     a.   received at the  ASSURED'S  offices by those  Employees of the ASSURED specifically  authorized to receive the Voice Initiated Funds Transfer
          Instruction,

     b.   made by a person purporting to be a Customer, and

     c.   made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper  personal  financial  gain for such person or any other person.

In order for coverage to apply under this INSURING  CLAUSE,  all Voice Initiated
Funds Transfer  Instructions  must be received and processed in accordance  with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of  Deposit

10.  Loss resulting  directly from the ASSURED  having  credited an account of a customer,  shareholder  or  subscriber on the faith of any Items of Deposit
     Deposit  which prove to be  uncollectible,  provided  that the crediting of such account causes:

     a.   redemptions or withdrawals to be permitted,

     b.   shares to be issued, or

     c.   dividends to be paid, from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold
Items of Deposit for the minimum number of days stated in the APPLICATION before permitting  any  redemptions  or  withdrawals,  issuing any shares or paying any dividends  with respect to such Items of Deposit.

Items of Deposit shall not be deemed  uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

11.  Expense  incurred  by the  ASSURED  for that  part of the cost of audits or
     examinations   required  by  any  governmental   regulatory   authority  or
     self-regulatory   organization   to  be   conducted   by  such   authority,
     organization  or  their  appointee  by  reason  of the  discovery  of  loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

General Agreements

Additional Companies
Included As Assured

A.   If more than one corporation,  or Investment Company, or any combination of them is included as the ASSURED herein:

     (1)  The total  liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

     (2)  Only the first named  ASSURED  shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of  effecting or accepting  any  amendments  to or termination  of this Bond.  The COMPANY shall furnish each  Investment
          Company  with a copy of the  Bond  and  with  any  amendment  thereto, together with a copy of each formal filing of claim by any other named
          ASSURED and  notification  of the terms of the settlement of each such claim prior to the execution of such settlement.

     (3)  The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

     (4)  Knowledge  possessed  or  discovery  made  by any  partner,  director,
          trustee,   officer  or  supervisory  employee  of  any  ASSURED  shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

     (5)  If the first named  ASSURED  ceases for any reason to be covered under this  Bond,  then the  ASSURED  next  named on the  APPLICATION  shall thereafter  be  considered as the first named ASSURED for the purposes of this Bond.

Representation Made By
Assured

B.   The  ASSURED  represents  that  all  information  it has  furnished  in the
     APPLICATION for this Bond or otherwise is complete,  true and correct. Such
     APPLICATION and other information constitute part of this Bond.

The  ASSURED  must  promptly  notify  the  COMPANY  of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this
Bond.

Any intentional misrepresentation,  omission, concealment or incorrect statement of a material  fact,  in the  APPLICATION  or  otherwise,  shall be grounds  for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements
(continued)

Additional  Offices  Or  Employees  -  Consolidation,   Merger  Or  Purchase  Or
Acquisition Of Assets Or Liabilities - Notice To Company

C.   If the ASSURED,  other than an  Investment  Company,  while this Bond is in force,  merges or  consolidates  with,  or purchases or acquires  assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

     (1)  occurred or will occur on premises, or

     (2)  been caused or will be caused by an employee, or

     (3)  arisen  or  will  arise  out of the  assets  or  liabilities,  of such institution, unless the ASSURED:

          a.   gives the COMPANY  written notice of the proposed  consolidation, merger or purchase or acquisition of assets or liabilities  prior to the proposed effective date of such action, and

          b.   obtains the written  consent of the COMPANY to extend some or all of  the  coverage  provided  by  this  Bond  to  such  additional exposure, and

          c.   on  obtaining  such  consent,  pays to the COMPANY an  additional premium.

Change Of Control -
Notice To Company

D.   When the ASSURED learns of a change in control (other than in an Investment
     Company), as set forth in Section 2(a) (9) of the Investment Company Act of
     1940,  the ASSURED shall within sixty (60) days give written  notice to the
     COMPANY setting forth:

     (1)  the  names of the  transferors  and  transferees  (or the names of the beneficial  owners if the voting  securities are registered in another name),

     (2)  the total number of voting securities owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

     (3)  the total number of outstanding voting securities.

Failure to give the required  notice shall result in termination of coverage for any loss  involving a transferee,  to be effective on the date of such change in control.

Court Costs And
Attorneys' Fees

E.   The COMPANY  will  indemnify  the  ASSURED  for court costs and  reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled,  of any claim,  suit or legal proceeding with respect to which the
     ASSURED  would be  entitled  to  recovery  under this Bond.  However,  with respect to INSURING  CLAUSE 1., this Section  shall only apply in the event that:

     (1)  an Employee admits to being guilty of Larceny or Embezzlement,

     (2)  an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

General Agreements

Court Costs And
Attorneys' Fees
(continued)

     (3)  in the absence of 1 or 2 above, an arbitration  panel agrees,  after a review of an agreed  statement  of facts  between  the COMPANY and the
          ASSURED,  that an  Employee  would  be  found  guilty  of  Larceny  or
          Embezzlement if such Employee were prosecuted.

The ASSURED shall  promptly give notice to the COMPANY of any such suit or legal proceeding  and at the  request  of the  COMPANY  shall  furnish  copies  of all pleadings  and  pertinent  papers to the  COMPANY.  The COMPANY may, at its sole option,  elect to conduct the  defense of all or part of such legal  proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY.  The ASSURED shall provide all  reasonable  information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED,  no settlement  without the prior written consent of the COMPANY nor judgment  against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the  amount  demanded  in any such suit or legal  proceeding  is  within  the
DEDUCTIBLE  AMOUNT,  if any, the COMPANY shall have no liability for court costs and  attorney's  fees  incurred in  defending  all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal  proceeding is in excess of the
LIMIT OF  LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the  applicable
INSURING  CLAUSE,  the COMPANY'S  liability for court costs and attorney's  fees incurred in defending all or part of such suit or legal  proceedings  is limited to the  proportion  of such court costs and  attorney's  fees  incurred that the
LIMIT OF  LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the  applicable
INSURING  CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal  proceeding is in excess of the
DEDUCTIBLE  AMOUNT,  if any, but within the LIMIT OF LIABILITY stated in ITEM 2.
of the DECLARATIONS for the applicable  INSURING CLAUSE, the COMPANY'S liability for court costs and  attorney's  fees  incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or  attorney's  fees that the amount  demanded  that would be payable under this
Bond after  application  of the  DEDUCTIBLE  AMOUNT,  bears to the total  amount demanded.

Amounts  paid by the  COMPANY for court  costs and  attorneys'  fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions And
Limitations

Definitions

1.   As used in this Bond:

     a.   Computer  System means a computer and all input,  output,  processing, storage,  off-line media libraries, and communication facilities which are  connected  to the  computer  and which are under the  control and supervision of the operating system(s) or application(s) software used by the ASSURED.

     b.   Counterfeit  means an imitation of an actual valid  original  which is intended to deceive and be taken as the original.

     c.   Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

     d.   Customer means an individual,  corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written
          agreement  with  the  ASSURED  for  Voice   Initiated  Funds  Transfer
          Instruction.

     e.   Employee means:

          (1)  an officer of the ASSURED,

          (2)  a natural  person while in the regular  service of the ASSURED at any of the  ASSURED'S  premises and  compensated  directly by the
               ASSURED  through  its  payroll  system and  subject to the United
               States  Internal  Revenue  Service Form W-2 or equivalent  income reporting plans of other countries,  and whom the ASSURED has the right  to  control  and  direct  both  as  to  the  result  to be accomplished  and  details  and  means by which  such  result  is accomplished in the performance of such service,

          (3)  a guest student pursuing  studies or performing  duties in any of the ASSURED'S premises,

          (4)  an  attorney  retained  by the  ASSURED  and an  employee of such attorney  while  either  is  performing  legal  services  for the
               ASSURED,

          (5)  a natural person provided by an employment  contractor to perform employee  duties for the ASSURED under the ASSURED'S  supervision at any of the ASSURED'S premises,

          (6)  an employee of an  institution  merged or  consolidated  with the
               ASSURED prior to the effective date of this Bond,

          (7)  a director or trustee of the ASSURED,  but only while  performing acts within the scope of the  customary  and usual  duties of any officer or other  employee  of the  ASSURED or while  acting as a member of any  committee  duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions And
Limitations

Definitions
(continued)

(8)  each natural  person,  partnership  or  corporation  authorized  by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such  person,  partnership  or  corporation  is  actually  performing  such services and not:

     a.   creating,  preparing,  modifying or maintaining the ASSURED'S computer software or programs, or

     b.   acting as transfer  agent or in any other  agency  capacity in issuing checks, drafts or securities for the ASSURED,

(9)  any partner,  officer or employee of an investment  advisor, an underwriter
     (distributor),  a transfer agent or shareholder accounting recordkeeper, or an  administrator,  for an Investment  Company while performing acts coming within  the scope of the  customary  and  usual  duties  of an  officer  or employee of an  Investment  Company or acting as a member of any  committee duly elected or appointed to examine, audit or have custody of or access to
     Property of an Investment Company.

     The term Employee  shall not include any partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

     a.   which is not an "affiliated person" (as defined in Section 2(a) of the
          Investment  Company  Act of 1940) of an  Investment  Company or of the
          investment  advisor or underwriter  (distributor)  of such  Investment
          Company, or

     b.   which  is a "bank"  (as  defined  in  Section  2(a) of the  Investment
          Company Act of 1940).

          This  Bond  does not  afford  coverage  in favor of the  employers  of persons as set forth in e. (4), (5) and (8) above, and upon payment to the  ASSURED  by  the  COMPANY  resulting  directly  from  Larceny  or
          Embezzlement  committed by any of the partners,  officers or employees of such  employers,  whether acting alone or in collusion with others, an assignment of such of the ASSURED'S  rights and causes of action as it may have against such employers by reason of such acts so committed shall,  to the extent of such payment,  be given by the ASSURED to the
          COMPANY,  and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each  employer  of  persons  as set  forth in  e.(4),  (5) and (8) above and the partners,  officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond;  excepting,  however, the fifth paragraph of Section 13.

Independent   contractors   not   specified   in  e.(4),   (5)  or  (8)   above,
intermediaries,  agents,  brokers or other  representatives  of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And
Limitations

Definitions
(continued)

     f.   Forgery means the signing of the name of another  natural  person with the intent to deceive but does not mean a signature  which consists in whole or in part of one's own name, with or without authority,  in any capacity for any purpose.

     g.   Investment  Company means any investment  company registered under the
          Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

     h.   Items of  Deposit  means one or more  checks or  drafts  drawn  upon a financial institution in the United States of America.

     i.   Larceny or  Embezzlement  means larceny or  embezzlement as defined in
          Section 37 of the Investment Company Act of 1940.

     j.   Property means money, revenue and other stamps; securities;  including
          . any note,  stock,  treasury  stock,  bond,  debenture,  evidence  of indebtedness,  certificate  of  deposit,  certificate  of  interest or participation  in any  profit-  sharing  agreement,  collateral  trust certificate, preorganization certificate or subscription, transferable share, investment contract,  voting trust certificate,  certificate of deposit for a security,  fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments  commonly known as a
          security  under  the  Investment   Company  Act  of  1940,  any  other
          certificate  of interest or  participation  in,  temporary  or interim certificate  for,  receipt for,  guarantee  of, or warrant or right to subscribe  to or purchase  any of the  foregoing;  bills of  exchange;
          acceptances;  checks;  withdrawal  orders;  money  orders;  travelers'
          letters of  credit;  bills of lading;  abstracts  of title;  insurance policies,  deeds,  mortgages on real estate  and/or upon  chattels and interests therein;  assignments of such policies,  deeds or mortgages;
          other valuable  papers,  including books of accounts and other records used by the ASSURED in the conduct of its business (but  excluding all electronic  data  processing  records);  and,  all  other  instruments similar  to or in the  nature of the  foregoing  in which the  ASSURED acquired  an interest at the time of the  ASSURED'S  consolidation  or merger with, or purchase of the principal  assets of, a predecessor or which are held by the ASSURED for any purpose or in any  capacity  and whether so held  gratuitously or not and whether or not the ASSURED is liable therefor.

     k.   Relative means the spouse of an Employee or partner of the ASSURED and any  unmarried  child  supported  wholly by, or living in the home of, such Employee or partner and being related to them by blood,  marriage or legal guardianship.

     l.   Securities,  documents or other  written  instruments  means  original
          (including   original   counterparts)   negotiable  or  non-negotiable
          instruments,  or  assignments  thereof,  which  in and  of  themselves represent an equitable interest,  ownership,  or debt and which are in the  ordinary  course of  business  transferable  by  delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions And
Limitations

Definitions
(continued)

     m.   Subsidiary means any organization  that, at the inception date of this
          Bond, is named in the APPLICATION or is created during the BOND PERIOD and of  which  more  than  fifty  percent  (50%)  of  the  outstanding securities or voting rights representing the present right to vote for election of directors  is owned or  controlled  by the ASSURED  either directly or through one or more of its subsidiaries.

     n.   Transportation  Company means any organization  which provides its own or its leased vehicles for  transportation  or which provides  freight forwarding or air express services.

     o.   Voice  Initiated  Election  means  any  election  concerning  dividend options  available to Investment  Company  shareholders or subscribers which is requested by voice over the telephone.

     p.   Voice Initiated Redemption means any redemption of shares issued by an
          Investment Company which is requested by voice over the telephone.

     q.   Voice Initiated Funds Transfer  Instruction  means any Voice Initiated
          Redemption or Voice Initiated Election.

For the purposes of these definitions,  the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -
Applicable to All Insuring
Clauses

2.   This bond does not directly or indirectly cover:

     a.   loss not  reported  to the COMPANY in writing  within  sixty (60) days after C termination of this Bond as an entirety;

     b.   loss due to riot or civil  commotion  outside  the  United  States  of
          America  and  Canada,  or any loss due to  military,  naval or usurped power,  war or  insurrection.  This Section 2.b.,  however,  shall not apply to loss which occurs in transit in the circumstances  recited in
          INSURING  CLAUSE 3.,  provided  that when such  transit was  initiated there  was no  knowledge  on the  part of any  person  acting  for the
          ASSURED  of such riot,  civil  commotion,  military,  naval or usurped power, war or insurrection;

     c.   loss  resulting  from the  effects  of  nuclear  fission  or fusion or radioactivity;

     d.   loss of potential income  including,  but not limited to, interest and dividends  not  realized  by the  ASSURED  or by any  customer  of the
          ASSURED;

     e.   damages of any type for which the  ASSURED is legally  liable,  except compensatory  damages, but not multiples thereof,  arising from a loss covered under this Bond;

     f.   costs,  fees and expenses  incurred by the ASSURED in establishing the existence  of or amount of loss under this Bond,  except to the extent covered under INSURING CLAUSE 11.;

     g.   loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions And
Limitations

General Exclusions -
Applicable to All Insuring
Clauses
(continued)

     h.   loss  resulting  from  dishonest  acts by any  member  of the Board of
          Directors  or Board of Trustees of the ASSURED who is not an Employee,
          acting alone or in collusion with others;

     i.   loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

          (1)  of any law regulating:

               a.   the issuance, purchase or sale of securities,

               b.   securities  transactions on security or commodity  exchanges or the over the counter market,

               c.   investment companies,

               d.   investment advisors, or

          (2)  of any rule or regulation made pursuant to any such law; or

     j.   loss of confidential information, material or data;

     k.   loss resulting from voice requests or  instructions  received over the telephone,  provided  however,  this Section  2.k.  shall not apply to
          INSURING CLAUSE 7. or 9.

Specific Exclusions -
Applicable To All
Clauses Except Insuring
Clause 1.

3. This Bond does not directly or indirectly cover:

     a.   loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

     b.   loss  through  the  surrender  of property  away from  premises of the
          ASSURED as a result of a threat:

          (1)  to do bodily harm to any natural person,  except loss of Property in transit in the custody of any person  acting as  messenger  of the ASSURED,  provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat,  and provided further that this Section 3.b. shall not apply to INSURING CLAUSE
               7., or

          (2)  to do damage to the premises or Property of the ASSURED;

     c.   loss  resulting  from  payments made or  withdrawals  from any account involving erroneous credits to such account;

     d.   loss  involving  Items of Deposit  which are not finally  paid for any reason  provided  however,  that this Section 3.d.  shall not apply to
          INSURING CLAUSE 10.;

     e.   loss of property while in the mail;

 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions And
Limitations

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.
(continued)

     f.   loss  resulting  from the  failure  for any reason of a  financial  or depository  institution,  its receiver or other  liquidator  to pay or deliver funds or other Property to the ASSURED  provided  further that this  Section  3.f.  shall  not  apply to loss of  Property  resulting
          directly   from   robbery,    burglary,    misplacement,    mysterious
          unexplainable  disappearance,  damage, destruction or removal from the possession, custody or control of the ASSURED.

     g.   loss of  Property  while in the custody of a  Transportation  Company, provided  however,  that this Section 3.g. shall not apply to INSURING
          CLAUSE 3.;

     h.   loss  resulting  from entries or changes made by a natural person with authorized  access  to a  Computer  System  who acts in good  faith on instructions,  unless such  instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design,  develop,  prepare,  supply,  service, write or implement programs for the ASSURED's Computer System; or

     i.   loss  resulting  directly or indirectly  from the input of data into a
          Computer  System  terminal,  either on the premises of the customer of the ASSURED or under the control of such a customer,  by a customer or
          other   person   who  had   authorized   access   to  the   customer's
          authentication mechanism.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clauses 1., 4., And 5.

4. This bond does not directly or indirectly cover:

     a.   loss resulting from the complete or partial  non-payment of or default on any loan  whether  such loan was  procured in good faith or through trick,  artifice,  fraud or false pretenses;  provided,  however, this
          Section 4.a. shall not apply to INSURING CLAUSE 8.;

     b.   loss resulting from forgery or any alteration;

     c.   loss  involving a  counterfeit  provided,  however,  this Section 4.c.
          shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability

5.   At all times prior to termination of this Bond, this Bond shall continue in force for the limit  stated in the  applicable  sections  of ITEM 2. of the
     DECLARATIONS,  notwithstanding  any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided,  however,  that the liability of the COMPANY under this Bond with respect to all loss resulting from:

     a.   any one act of burglary,  robbery or hold-up,  or attempt thereat,  in which no Employee is concerned or implicated, or

     b.   any one  unintentional  or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

     c.   all acts,  other than those  specified in a. above, of any one person,
          or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions And
Limitations

Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability
(continued

     d.   any one casualty or event other than those  specified in a., b., or c.
          above,  shall be  deemed to be one loss and  shall be  limited  to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond  irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

          All  acts, as specified in c. above, of any one person which

               i.   directly or  indirectly  aid in any way wrongful acts of any other person or persons, or

               ii.  permit the continuation of wrongful acts of any other person or persons

          whether such acts are  committed  with or without the knowledge of the wrongful  acts of the  person  so  aided,  and  whether  such acts are committed  with or without the intent to aid such other person,  shall be deemed  to be one loss with the  wrongful  acts of all  persons  so aided.

Discovery

6.   This Bond  applies  only to loss  first  discovered  by an  officer  of the
     ASSURED  during  the BOND  PERIOD.  Discovery  occurs at the  earlier of an officer of the ASSURED being aware of:

     a.   facts  which may  subsequently  result in a loss of a type  covered by this Bond, or

     b.   an actual or  potential  claim in which it is alleged that the ASSURED is liable to a third party,

     regardless  of when the act or acts  causing or  contributing  to such loss occurred,  even  though the  amount of loss does not exceed the  applicable
     DEDUCTIBLE  AMOUNT,  or the exact amount or details of loss may not then be known.

Notice To Company -
Proof - Legal Proceedings
Against Company

7.   a. The  ASSURED  shall give the  COMPANY  notice  thereof  at the  earliest practicable  moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable  DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

     b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

     c.   Securities   listed  in  a  proof  of  loss  shall  be  identified  by
          certificate or bond numbers, if issued with them.

     d.   Legal  proceedings  for the recovery of any loss under this Bond shall not be brought  prior to the  expiration  of sixty (60) days after the proof of loss is filed  with the  COMPANY or after the  expiration  of twenty-four (24) months from the discovery of such loss.

     e.   This Bond affords  coverage  only in favor of the  ASSURED.  No claim, suit,  action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions And
Limitations

Notice To Company -
Proof - Legal Proceedings
Against Company
(continued)

     f.   Proof of loss involving Voice  Initiated Funds Transfer  Instruction -
          shall include electronic recordings of such instructions.

Deductible Amount

8.   The COMPANY shall not be liable under any INSURING  CLAUSES of this Bond on account of loss  unless the amount of such loss,  after  deducting  the net amount  of all  reimbursement  and/or  recovery  obtained  or  made  by the
     ASSURED,  other  than  from any Bond or policy  of  insurance  issued by an insurance  company  and  covering  such loss,  or by the COMPANY on account thereof  prior to payment by the  COMPANY  of such loss,  shall  exceed the
     DEDUCTIBLE  AMOUNT set forth in ITEM 3. of the  DECLARATIONS,  and then for such excess only,  but in no event for more than the  applicable  LIMITS OF
     LIABILITY stated in ITEM 2. of the DECLARATIONS.

     There shall be no deductible  applicable to any loss under INSURING  CLAUSE
     1. sustained by any Investment Company.

Valuation

 9.    BOOKS OF ACCOUNT OR OTHER RECORDS

The  value of any loss of  Property  consisting  of  books of  account  or other records used by the ASSURED in the conduct of its  business  shall be the amount paid by the ASSURED for blank  books,  blank  pages,  or other  materials  which replace the lost books of account or other records,  plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property  other than books of account or other  records used by the  ASSURED in the conduct of its  business,  for which a claim is made shall be determined by the average market value of such Property on the business day immediately  preceding  discovery of such loss provided,  however,  that the value of any  Property  replaced by the ASSURED  with the consent of the COMPANY and prior to the  settlement of any claim for such Property  shall be the actual market value at the time of replacement.

In the  case  of a loss of  interim  certificates,  warrants,  rights  or  other
securities,   the   production   of  which  is  necessary  to  the  exercise  of
subscription,  conversion,  redemption or deposit privileges,  the value of them shall  be the  market  value  of such  privileges  immediately  preceding  their expiration if said loss is not discovered  until after their  expiration.  If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of  Property,  other  than as stated  above,  shall be the actual cash value or the cost of  repairing  or  replacing  such  Property  with
Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement

10.  In the event of a loss of securities  covered under this Bond,  the COMPANY may, at its sole discretion,  purchase replacement  securities,  tender the value  of the  securities  in  money,  or issue  its  indemnity  to  effect replacement securities.

     The  indemnity  required  from the ASSURED  under the terms of this Section against  all  loss,  cost  or  expense  arising  from  the  replacement  of securities by the COMPANY'S indemnity shall be:

     a.   for  securities  having a value  less than or equal to the  applicable
          DEDUCTIBLE AMOUNT - one hundred (100%) percent;

     b.   for securities  having a value in excess of the DEDUCTIBLE  AMOUNT but within the  applicable  LIMIT OF LIABILITY - the  percentage  that the
          DEDUCTIBLE AMOUNT bears to the value of the securities;

     c.   for  securities  having a value greater than the  applicable  LIMIT OF
          LIABILITY - the percentage  that the DEDUCTIBLE  AMOUNT and portion in excess of the applicable  LIMIT OF LIABILITY bears to the value of the securities.

     The  value  referred  to in  Section  10.a.,  b.,  and c. is the  value  in accordance  with  Section  9,  VALUATION,  regardless  of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

     The  COMPANY is not  required to issue its  indemnity  for any portion of a loss of securities which is not covered by this Bond; however,  the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

     The ASSURED shall pay the  proportion of the Company's  premium  charge for the  Company's  indemnity  as set forth in  Section  10.a.,  b.,  and c. No portion of the LIMIT OF  LIABILITY  shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment -
Recovery

11.  In the event of a payment under this Bond,  the COMPANY shall be subrogated to all of the ASSURED'S  rights of recovery against any person or entity to the extent of such  payment.  On request,  the ASSURED shall deliver to the
     COMPANY an  assignment  of the  ASSURED'S  rights,  title and  interest and causes  of action  against  any  person  or  entity  to the  extent of such payment.

     Recoveries,  whether  effected by the COMPANY or by the  ASSURED,  shall be applied net of the expense of such recovery in the following order:

     a.   first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable
          LIMIT OF LIABILITY,

     b.   second,  to the COMPANY in  satisfaction of amounts paid in settlement of the ASSURED'S claim,

     c.   third,  to the ASSURED in  satisfaction  of the applicable  DEDUCTIBLE
          AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And
Limitations

Subrogation - Assignment -
Recovery
(continued)

     d.   fourth,  to the ASSURED in  satisfaction  of any loss  suffered by the
          ASSURED  which  was  not  covered  under  this  Bond.

Recovery  from  reinsurance  or indemnity  of the COMPANY  shall not be deemed a recovery under this section.

Cooperation Of Assured

12.  At the COMPANY'S  request and at reasonable times and places  designated by the COMPANY, the ASSURED shall:

     a.   submit to  examination  by the COMPANY and subscribe to the same under oath,

     b.   produce for the COMPANY'S examination all pertinent records, and

     c.   cooperate with the COMPANY in all matters pertaining to the loss.

     The ASSURED shall execute all papers and render assistance to secure to the
     COMPANY the rights and causes of action  provided for under this Bond.  The
     ASSURED shall do nothing  after loss to prejudice  such rights or causes of action.

Termination

13.  If the  Bond is for a sole  ASSURED,  it  shall  not be  terminated  unless written  notice  shall have been given by the acting  party to the affected party and to the Securities and Exchange Commission,  Washington, D.C., not
     less than sixty (60) days prior to the effective date of such termination.

     If the Bond is for a joint  ASSURED,  it  shall  not be  terminated  unless written  notice  shall have been given by the acting  party to the affected party,  and by the COMPANY to all ASSURED  Investment  Companies and to the
     Securities and Exchange Commission,  Washington,  D.C., not less than sixty
     (60) days prior to the effective date of such termination.

     This Bond will  terminate as to any one ASSURED,  other than an  Investment
     Company:

     a.   immediately  on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

     b.   immediately  on the  filing of a  petition  under any State or Federal statute relative to bankruptcy or  reorganization  of the ASSURED,  or assignment for the benefit of creditors of the ASSURED, or

     c.   immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

     The COMPANY  shall refund the unearned  premium  computed at short rates in accordance with the standard short rate  cancellation  tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions And
Limitations

Termination
(continued)

If any partner,  director,  trustee,  or officer or  supervisory  employee of an
ASSURED not acting in collusion  with an Employee  learns of any  dishonest  act committed by such Employee at any time, whether in the employment of the ASSURED or  otherwise,  whether or not such act is of the type covered  under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

     a.   shall  immediately  remove such  Employee  from a position  that would enable such  Employee to cause the ASSURED to suffer a loss covered by this Bond; and

     b.   within  forty-eight  (48)  hours  of  learning  that an  Employee  has committed any dishonest act, shall notify the COMPANY,  of such action and provide full particulars of such dishonest act.

The COMPANY may  terminate  coverage as respects  any  Employee  sixty (60) days after  written  notice is received by each  ASSURED  Investment  Company and the
Securities and Exchange Commission,  Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14.  Coverage  under  this Bond shall  apply  only as excess  over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

     a.   the ASSURED,

     b.   a Transportation Company, or

     c.   another  entity on whose  premises the loss occurred or which employed the person  causing the loss or engaged the  messenger  conveying  the
          Property involved.

Conformity

15.  If any  limitation  within this Bond is prohibited  by any law  controlling this Bond's construction,  such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16.  This Bond or any  instrument  amending  or  affecting  this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

     If this Bond is for a sole ASSURED,  no change or modification  which would adversely  affect the rights of the  ASSURED  shall be  effective  prior to sixty (60) days after written  notice has been  furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And
Limitations

Change or Modification
(continued)

If this  Bond is for a joint  ASSURED,  no charge or  modification  which  would adversely  affect the rights of the ASSURED  shall be  effective  prior to sixty
(60) days after  written  notice has been  furnished  to all insured  Investment
Companies and to the Securities and Exchange  Commission,  Washington,  D.C., by
the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                            FEDERAL INSURANCE COMPANY

                               Endorsement No.: 1
                              Bond Number: 81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                   AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     14. Automated Telephone System Transaction

          Loss resulting  directly from the ASSURED having  transferred funds on the faith of any Automated Phone System (APS)  Transaction,  where the request for such APS  Transaction is unauthorized or fraudulent and is made with the intent to deceive.  In order for coverage to apply under this  INSURING  CLAUSE the ASSURED  shall  maintain and follow all APS
          Designated Procedures. A single failure of the ASSURED to maintain and follow a particular  APS  Designated  Procedure  in a  particular  APS
          Transaction will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     r. APS Designated Procedures means all of the following procedures:

          (1)  No APS  Transaction  shall be executed  unless the shareholder or unitholder to whose account such an APS  Transaction  relates has previously elected to APS Transactions. (Election in Application)

          (2)  All APS  Transactions  shall be logged or otherwise  recorded and the  records  shall  be  retained  for at least  six (6)  months.
               (Logging)  Information  contained in the records shall be capable of being  retrieved and produced  within a reasonable  time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (3)  The  caller  in  any  request  for  an  APS  Transaction,  before
               executing   that   APS   Transaction   must   enter  a   personal
               identification  number (PIN),  social security number and account number. (Identity Test)

               If the  caller  fails to enter a  correct  PIN  within  three (3)
               attempts,  the  caller  must not be allowed  additional  attempts during the same  telephone  call to enter the PIN. The caller may either be instructed to redial a customer service  representative or  may  be  immediately  connected  to  such  a  representative.
               (Limited attempts to Enter PIN)

 ICAP Bond
 Form 17-02-2345 (Ed. 10-00) Page 1 of 3

          (4)  A  written  confirmation  of any APS  Transaction  or  change  of address shall be mailed to the shareholder or unitholder to whose account such transaction  relates,  at the record address, by the end of the insured's  next regular  processing  cycle,  but in no event  later  than  five (5)  business  days  following  such APS
               Transaction. (Written Confirmation)

          (5)  Access to the equipment  which  permits the entity  receiving the
               APS  Transaction  request to process  and effect the  transaction shall  be  limited  in  the  following  manner:  (Access  to  APS
               Equipment)

     s.   APS Election means any election  concerning  various account  features available to the  shareholder or unitholder  which is made through the
          Automated  Phone  System  by means of  information  transmitted  by an individual  caller  through use of a  Automated  Phone  System.  These
          features  include  account  statements,   auto  exchange,  auto  asset
          builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

     t.   APS  Exchange  means any  exchange of shares or units in a  registered account of one fund into  shares or units in an account  with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange  privileges of the two funds, which  exchange is  requested  through the  Automated  Phone System by means of information  transmitted by an individual  caller through use of an Automated Phone System.

     u.   APS  Purchase  means any  purchase  of  shares  or units  issued by an
          Investment  Company  which is  requested  through an  Automated  Phone
          System.

     v.   APS  Redemption  means any  redemption of shares or units issued by an
          Investment  Company which it requested  through the telephone by means of information  transmitted  by an individual  caller through use of a
          Automated Phone System.

     w.   APS Transaction means any APS Purchase,  APS Redemption,  APS Election or APS Exchange.

     x.   Automated  Phone System means an automated  system which  receives and
          converts  to  executable   instructions   transmissions   through  the
          Automated  Phone System  through use of a  touch-tone  keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A Specific Exclusion-Applicable to Insuring Clause 14

     This Bond does not directly or indirectly cover under Insuring Clause 14:

     Loss resulting from:

     a.   the  redemption  of  shares  or  units,  where  the  proceeds  of such redemption are made payable to other than:

          (1)  the shares or units of record,

          (2)  a person designated to receive redemption proceeds, or

          (3)  a bank account designated to receive redemption proceeds, or

     b.   the  redemption  of  shares  or  units,  where  the  proceeds  of such redemption  are paid by  check  mailed  to any  address,  unless  such address has either been  designated  the  shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty
          (30) days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 2 of 3

     c.   the redemption of shares or units,  where shareholder or unitholder of the ASSURED designated bank account of record.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 3 of 3

                                ENDORSEMENT/RIDER

Effective date of this endorsement/rider: December 30, 2006

FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and form a part of Bond No. 81906615

Issued to: DIMENSIONAL FUND ADVISORS LP

DELETING   VALUATION-OTHER   PROPERTY  AND  AMENDING   CHANGE  OR   MODIFICATION
ENDORSEMENT

In consideration of the premium charged,  it is agreed that this Bond is amended as follows:

     1.   The  paragraph  titled  Other  Property  in Section 9,  Valuation,  is deleted in its entirety.

     2.   The third paragraph in Section 16, Change or Modification,  is deleted in its entirety and replaced with the following:

          If this Bond is for a joint ASSURED,  no change or modification  which would  adversely  affect the rights of the ASSURED  shall be effective prior to sixty (60) days after  written  notice has been  furnished to all insured  Investment  Companies  and the  Securities  and  Exchange
          Commission, Washington, D.C., by the COMPANY.

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev. Page 1

                            FEDERAL INSURANCE COMPANY

                               Endorsement No.: 3
                              Bond Number: 81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                      EXTENDED COMPUTER SYSTEMS ENDORSEMENT

is agreed that this Bond is amended as follows:

By adding the following INSURING CLAUSE:

12.  Extended Computer Systems

     A.   Electronic Data, Electronic Media, Electronic Instruction

          Loss resulting directly from:

          (1)  the fraudulent  modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

          (2)  robbery,   burglary,   larceny  or  theft  of  Electronic   Data,
               Electronic Media or Electronic Instructions,

          (3)  the acts of a hacker  causing damage or destruction of Electronic
               Data,  Electronic  Media or Electronic  Instruction  owned by the
               ASSURED or for which the ASSURED is legally liable,  while stored within a Computer System covered under this INSURING CLAUSE, or

          (4)  the damage or destruction of Electronic Data, Electronic Media or
               Electronic  Instruction  owned by the  ASSURED  or for  which the
               ASSURED is legally  liable while stored within a Computer  System covered  under  INSURING  CLAUSE  12,  provided  such  damage  or
               destruction   was  caused  by  a  computer   program  or  similar
               instruction   which  was  written  or  altered  to  intentionally
               incorporate  a hidden  instruction  designed to damage or destroy
               Electronic Data,  Electronic Media, or Electronic  Instruction in
               the Computer System in which the computer  program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)Page 1

B.Electronic Communication

Loss resulting directly from the ASSURED having  transferred,  paid or delivered any funds or property,  established any credit, debited any account or given any value on the faith of any  electronic  communications  directed to the  ASSURED, which were transmitted or appear to have been transmitted through:

     (1) an Electronic Communication System,

     (2) an automated clearing house or custodian, or

     (3) a Telex, TWX, or similar means of communication,

directly into the  ASSURED'S  Computer  System or  Communication  Terminal,  and
fraudulently purport to have been sent by a customer,  automated clearing house, custodian,  or financial  institution,  but which communications were either not sent by  said  customer,  automated  clearing  house,  custodian,  or  financial institution, or were fraudulently modified during physical transit of Electronic
Media to the ASSURED or during electronic transmission to the ASSURED'S Computer
System or Communication Terminal.

C.Electronic Transmission

Loss resulting  directly from a customer of the ASSURED,  any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property,  established any credit, debited any account or given any value on the faith of any  electronic  communications,  purporting  to have been directed by the ASSURED to such customer,  automated clearing house,  custodian,
or  financial  institution  initiating,   authorizing,  or  acknowledging,   the
transfer,   payment,   delivery   or  receipt  of  funds  or   property,   which
communications were transmitted through:

     (1) an Electronic Communication System,

     (2) an automated clearing house or custodian, or

     (3) a Telex, TWX, or similar means of communication,

directly  into a Computer  System or  Communication  Terminal of said  customer, automated clearing house, custodian, or financial institution,  and fraudulently purport to have been  directed by the  ASSURED,  but which  communications  were either not sent by the ASSURED,  or were  fraudulently  modified during physical transit of Electronic Media from the ASSURED or during  electronic  transmission from the ASSURED'S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 2

2.   By adding to Section 1., Definitions, the following:

     y.   Communication Terminal means a teletype,  teleprinter or video display
          terminal,   or  similar   device   capable  of  sending  or  receiving
          information  electronically.  Communication  Terminal  does not mean a telephone.

     z.   Electronic   Communication   System  means  electronic   communication
          operations  by  Fedwire,   Clearing  House  Interbank  Payment  System
          (CHIPS),     Society    of    Worldwide     International    Financial
          Telecommunication  (SWIFT),  similar automated interbank communication systems, and Internet access facilities.

     AA.  Electronic Data means facts or information  converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

     AB.  Electronic  Instruction  means computer  programs  converted to a form usable in a Computer System to act upon Electronic Data.

     AC.  Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

     Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 12
     This Bond does not directly or indirectly cover:

     a.   loss  resulting  directly  or  indirectly  from  Forged,   altered  or
          fraudulent negotiable  instruments,  securities,  documents or written instruments  used  as  source  documentation  in  the  preparation  of
          Electronic Data;

     b.   loss of  negotiable  instruments,  securities,  documents  or  written instruments  except as converted to  Electronic  Data and then only in that converted form;

     c.   loss resulting from mechanical failure, faulty construction,  error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance,  Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

     d.   loss  resulting  directly or  indirectly  from the input of Electronic
          Data at an  authorized  electronic  terminal  of an  Electronic  Funds
          Transfer System or a Customer Communication System by a person who had authorized  access from a customer to that  customer's  authentication mechanism; or

     e.   liability  assumed by the  ASSURED by  agreement  under any  contract, unless such  liability  would have attached to the ASSURED even in the absence of such agreement; or

     f.   loss resulting directly or indirectly from:

          (1)  written instruction unless covered under this INSURING CLAUSE; or

          (2)  instruction  by voice over the  telephone,  unless  covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 3

4.   By adding to Section 9., Valuation, the following:

     Electronic Data, Electronic Media, Or Electronic Instruction

     In case of loss of, or damage  to,  Electronic  Data,  Electronic  Media or
     Electronic  Instruction  used by the ASSURED in its  business,  the COMPANY shall be liable under this Bond only if such items are actually  reproduced form other Electronic Data,  Electronic Media or Electronic  Instruction of
     the same kind or  quality  and then for not more than the cost of the blank media and/or the cost of labor the actual  transcription or copying of data which  shall have been  furnished  by the ASSURED in order  reproduce  such
     Electronic Data, Electronic Media or Electronic  Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

     However,  if such Electronic Data can not be reproduced and said Electronic
     Data represents  Securities or financial  instruments  having a value, then the loss will be valued as indicated in the  SECURITIES  and OTHER PROPERTY paragraphs of this Section.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 4

                            FEDERAL INSURANCE COMPANY

                               Endorsement No.: 4
                              Bond Number: 81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

13.  Telefacsimile Instruction

Loss resulting directly from the ASSURED having  transferred,  paid or delivered any funds or other  Property or established  any credit,  debited any account or given any value on the faith of any fraudulent  instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

     a.   bear a valid test key exchanged  between the ASSURED and a Customer or another financial  institution with authority to use such test key for
          Telefacsimile  instructions  in the ordinary  course of business,  but which test key has been  wrongfully  obtained  by a person who was not authorized  to initiate,  make,  validate or  authenticate  a test key arrangement, and

     b.   fraudulently  purport to have been sent by such  Customer or financial institution  when such  Telefacsimile  instructions  were  transmitted without  the  knowledge  or  consent  of such  Customer  or  financial institution  by  a  person  other  than  such  Customer  or  financial institution and which bear a Forgery of a signature, provided that the
          Telefacsimile  instruction  was  verified  by a direct call back to an employee  of the  financial  institution,  or a person  thought by the
          ASSURED  to be the  Customer,  or an  employee  of  another  financial institution.

2.   By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

     d.   Customer means an individual,  corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written
          agreement  with  the  ASSURED  for  Voice   Initiated  Funds  Transfer
          Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 1 of 2

3.   By adding to Section 1., Definitions, the following:

     AD.  Telefacsimile  means a system of  transmitting  written  documents  by electronic signals over telephone lines to equipment maintained by the
          ASSURED  for the  purpose  of  reproducing  a copy  of said  document.
          Telefacsimile does not mean electronic  communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3.,  Specific  Exclusions  Applicable  to All Insuring
     Clauses Except Insuring Clause 1. the following:

     j.   loss resulting directly or indirectly from Telefacsimile  instructions provided,  however,  this  exclusion  shall not apply to this INSURING
          CLAUSE.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2 of 2

                            FEDERAL INSURANCE COMPANY

                                Endorsement No: 5
                              Bond Number: 81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the  DECLARATIONS is amended to read as follows:

SCHEDULE OF PROPOSED INSURED INVESTMENT COMPANIES

A DFA Investment Dimensions Group Inc.

A series mutual fund comprised of the following portfolios:

1)  U.S. Micro Cap Portfolio
2)  U.S. Large Company Portfolio
    A feeder portfolio holding only shares of the US Large Company Series of the DFA Investment Trust Company
3)  DFA One-Year Fixed Income Portfolio
    A feeder portfolio holding only shares of the DFA One-Year Fixed Income
    Series of the DFA Investment Trust Company
4)  DFA Five-Year Government Portfolio
5)  DFA Intermediate Government Fixed Income Portfolio
6)  U.S. Small Cap Portfolio
    A feeder portfolio holding only shares of the US Small Cap Series of the DFA Investment Trust Company
7)  DFA Real Estate Securities Portfolio
8)  U.S. Small Cap Value Portfolio
    A feeder portfolio holding only shares of the US Small Cap Value Series of the DFA Investment Trust Company
9)  U.S. Large Cap Value Portfolio
    A feeder portfolio holding only shares of the US Large Cap Value Series of the DFA Investment Trust Company
10) Large Cap International Portfolio
11) Japanese Small Company Portfolio
    A feeder portfolio holding only shares of the Japanese Small Company Series of the DFA Investment Trust Company
12) United Kingdom Small Company Portfolio

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 1

A feeder  portfolio  holding  only shares of the United  Kingdom  Small  Company
Series of the DFA Investment Trust Company

13) Continental Small Company Portfolio
    A feeder portfolio holding only shares of the Continental Small Company
    Series of the DFA Investment Trust Company
14) DFA Five-Year Global Fixed Income Portfolio
15) Asia Pacific Small Company Portfolio
    (formerly Pacific Rim Small Company Portfolio)
    A feeder portfolio holding only shares of the Pacific Rim Small Company
    Series of the DFA Investment Trust Company
16) LWAS/DFA International High Book to Market Portfolio
    (formerly AAM/DFA International High Book to Market Portfolio)
    A feeder portfolio holding only shares of the DFA International Value Series of the DFA Investment Trust Company
17) VA Large Value Portfolio
18) VA International Small Portfolio
19) VA Global Bond Portfolio
20) VA International Value Portfolio
21) VA Small Value Portfolio
22) VA Short-Term Fixed Portfolio
23) Emerging Markets Portfolio
    A feeder portfolio holding only shares of the Emerging Market Series of the DFA Investment Trust Company
24) DFA International Small Cap Value Portfolio
25) DFA Two-Year Global Fixed Income Portfolio
    A feeder portfolio holding only shares of the DFA Two-Year Global Fixed
    Income Series
    of the DFA Investment Trust Company
26) Enhanced U.S. Large Company Portfolio
    A feeder portfolio holding only shares of the Enhanced U.S. Large Company
    Series of the DFA Investment Trust Company
27) International Small Company Portfolio
    A feeder portfolio holding only shares of the following series of the DFA
    Investment Trust Company:
    Japanese Small Company Series
    United Kingdom Small Company Series
    Continental Small Company Series
    Asia Pacific Rim Small Company Series
28) Emerging Markets Small Cap Portfolio
    A feeder portfolio holding only shares of the Emerging Markets Small Cap
    Series of the DFA Investment Trust Company
29) U.S. Small XM Value Portfolio

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

A feeder portfolio  holding only shares of the U.S. Small XM Value Series of the
DFA Investment Trust Company

30) Emerging Markets Value Portfolio
    A feeder portfolio holding only shares of Dimensional Emerging Market Value
    Fund Inc.
31) Tax Managed U.S. Small Cap Value Portfolio
32) Tax Managed U.S. Small Cap Portfolio
33) Tax Managed U.S. Marketwide Value Portfolio
    A feeder portfolio holding only shares of the Tax Managed U.S.
    Marketwide Value Series of the DFA Investment Trust Company
34) Tax Managed DFA International Value Portfolio
35) Tax Managed U.S. Equity Portfolio
36) DFA Short-Term Municipal Bond Portfolio
37) Emerging Markets Core Equity Portfolio
38) US Core Equity 1 Portfolio
39) US Core Equity 2 Portfolio
40) US Vector Equity Portfolio
41) International Core Equity Portfolio
42) U.S. Small Cap Value Portfolio - Class R

B Dimensional Investment Group Inc.

A series mutual fund comprised of the following portfolios:

1) DFA U.S. Small Cap Institutional Portfolio
   A feeder portfolio holding only shares of the US Small Cap Series of the DFA Investment Trust Company
2) DFA International Value Portfolio
   A feeder portfolio holding only shares of the DFA International Value Series of the DFA Investment Trust Company
3) DFA International Value Portfolio II
   A feeder portfolio holding only shares of the DFA International Value Series of the DFA Investment Trust Company
4) U.S. Small Cap Value Portfolio II
   A feeder portfolio holding only shares of the US Small Cap Value Series of the DFA Investment Trust Company
5) U.S. Large Cap Value Portfolio II
   A feeder portfolio holding only shares of the US Large Cap Value Series of the DFA Investment Trust Company
6) U.S. Large Cap Value Portfolio III
   A feeder portfolio holding only shares of the US Large Cap Value Series of the DFA Investment Trust Company
7) DFA International Value Portfolio III
   A feeder portfolio holding only shares of the DFA International Value Series

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 3

    of the DFA Investment Trust Company
8)  LWAS/DFA U.S. High Book to Market Portfolio
    (formerly AAM/DFA U.S. High Book to Market Portfolio)
9)  LWAS/DFA Two-Year Fixed Income Portfolio
    (formerly AAM/DFA Two-Year Fixed Income Portfolio)
    (before that AAM/DFA Two-Year Corporate Fixed Income Portfolio)
10) LWAS/DFA Two-Year Government Portfolio
    (formerly AAM/DFA Two-Year Government Portfolio)
11) Emerging Markets Portfolio II
12) DFA International Value Portfolio IV
13) Tax Managed U.S. Marketwide Value Portfolio II
14) U.S. Large Company Institutional Index Portfolio
15) Global Equity Portfolio - Institutional Class
    A feeder portfolio holding only shares of the following:
    Large Cap International Portfolio
    DFA Real Estate Securities Portfolio
    Dimensional Emerging Markets Value Fund Inc.
    U.S. Large Company Series
    U.S. Small Cap Series
    U.S. Large Cap Value Series
    DFA International Value Series
    Japanese Small Company Series
    United Kingdom Small Company Series
    Continental Small Company Series
    Asia Pacific Rim Small Company Series
    Emerging Market Series
    Emerging Markets Small Cap Series
    Emerging Markets Core Equity Portfolio
    US Core Equity 1 Portfolio
    US Core Equity 2 Portfolio
    International Core Equity Portfolio
16) Global Equity Portfolio - Class R
    same as Institutional Class
17) Global 60/40 Portfolio - Institutional Class
    A feeder portfolio holding only shares of the following:
    DFA Five-Year Global Fixed Income Portfolio
    Large Cap International Portfolio
    DFA Real Estate Securities Portfolio
    Dimensional Emerging Markets Value Fund Inc.
    U.S. Large Company Series
    U.S. Small Cap Series

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 4

    U.S. Large Cap Value Series
    DFA International Value Series
    Japanese Small Company Series
    United Kingdom Small Company Series
    Continental Small Company Series
    Asia Pacific Rim Small Company Series
    Emerging Market Series
    DFA Two-Year Global Fixed Income Series
    Emerging Markets Small Cap Series
    Emerging Markets Core Equity Portfolio
    US Core Equity 1 Portfolio
    US Core Equity 2 Portfolio
    International Core Equity Portfolio
18) Global 60/40 Portfolio - Class R
     same as Institutional Class
19) Global 25/75 Portfolio - Institutional Class
     A feeder portfolio holding only shares of the following:
     DFA Five-Year Global Fixed Income Portfolio
     Large Cap International Portfolio
     DFA Real Estate Securities Portfolio
     Dimensional Emerging Markets Value Fund Inc.
     U.S. Large Company Series
     U.S. Small Cap Series
     U.S. Large Cap Value Series
     DFA International Value Series
     Japanese Small Company Series
     United Kingdom Small Company Series
     Continental Small Company Series
     Asia Pacific Rim Small Company Series
     Emerging Market Series
     DFA Two-Year Global Fixed Income Series
     Emerging Markets Small Cap Series
     Emerging Markets Core Equity Portfolio
     US Core Equity 1 Portfolio
     US Core Equity 2 Portfolio
     International Core Equity Portfolio
20) Global 25/75 Portfolio - Class R
     same as Institutional Class

C Dimensional Emerging Markets Value Fund Inc.

ICAP Bond

Form 17-02-0949 (Ed. 1-97) Page 5

D The DFA Investment Trust Company

A series mutual fund comprised of the following portfolios:

1)  DFA One-Year Fixed Income Series
2)  U.S. Large Company Series
3)  U.S. Small Cap Series
4)  U.S. Small Cap Value Series
5)  U.S. Large Cap Value Series
6)  DFA International Value Series
7)  Emerging Market Series
8)  DFA Two-Year Global Fixed Income Series
9)  Enhanced U.S. Large Company Series
10) Japanese Small Company Series
11) United Kingdom Small Company Series
12) Continental Small Company Series
13) Asia Pacific Small Company Series
    (formerly Pacific Rim Small Company Series)
14) Emerging Markets Small Cap Series
15) U.S. Micro Cap Series
16) U.S. Small XM Value Series
17) Tax Managed U.S. Marketwide Value Series
18) Global Value Series
    A feeder portfolio holding only shares of the following series of the DFA
    Investment
    Trust Company:
    U.S. Large Cap Value Series
    DFA International Value Series
19) Global Large Company Series
    A feeder portfolio holding only shares of the following:
    U.S. Large Company Series of the DFA Investment Trust Company
    Large Cap International Portfolio of the DFA Investment Dimensions Group
    Inc.
20) Global Small Company Series
    A feeder portfolio holding only shares of the following series of the DFA
    Investment Trust Company:
    U.S. Small Cap Series
    Japanese Small Company Series
    United Kingdom Small Company Series
    Continental Small Company Series
    Asia Pacific Rim Small Company Series
21) Tax Managed U.S. Equity Series

E DFA Group Trust

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 6

A group trust comprised of the following portfolios:

1) Small XM Subtrust
2) Micro Cap Subtrust
3) Small Cap Subtrust
4) DFA Fixed Income Subtrust
5) Small Cap Value Subtrust
6) Large Cap Value Subtrust
7) Small XM Value Subtrust

Dimensional Fund Advisors Inc.
Subsidiaries:

1) DFA Securities Inc.
2) Dimensional Fund Advisors Ltd.
3) DFA Australia Limited
4) Dimensional Fund Advisors Canada Inc.

G Dimensional Australian Resident Trusts

1) Dimensional Short Term Fixed Interest Trust
2) Dimensional Five-Year Diversified Fixed Interest Trust - AUD Class Units
   (formerly Dimensional Diversified Fixed Interest Trust - AUD Class Units)
3) Dimensional Five-Year Diversified Fixed Interest Trust - NZD Class Units
   (formerly Dimensional Diversified Fixed Interest Trust - New Zealand Class
    Units)
4) Dimensional Australian Value Trust
5) Dimensional Australian Large Company Trust
6) Dimensional Australian Small Company Trust
7) Dimensional Two-Year Diversified Fixed Interest Trust
8) Dimensional Emerging Markets Trust
9) Dimensional Global Value Trust
10)Dimensional Global Large Company Trust
11)Dimensional Global Small Company Trust

H Dimensional Funds Plc

1) Dimensional Global Short Bond Fund - Class A (USD)
2) Dimensional Global Short Bond Fund - Class B (EUR)
3) Dimensional Global Short Bond Fund - Class C (Income GBP)
4) Dimensional Global Short Bond Fund - Class D (Accumulation GBP)
5) Dimensional U.S. Small Companies Fund - Class A (USD)
6) Dimensional U.S. Small Companies Fund - Class B (EUR)
7) Dimensional U.S. Small Companies Fund - Class C (Income GBP)
8) Dimensional U.S. Small Companies Fund - Class D (Accumulation GBP)

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 7

9)  Dimensional U.S. Value Fund - Class A (USD)
10) Dimensional U.S. Value Fund - Class B (EUR)
11) Dimensional U.S. Value Fund - Class C (Income GBP)
12) Dimensional U.S. Value Fund - Class D (Accumulation GBP)
13) Dimensional European Small Companies Fund - Class A (USD)
14) Dimensional European Small Companies Fund - Class B (EUR)
15) Dimensional European Small Companies Fund - Class C (Income GBP)
16) Dimensional European Small Companies Fund - Class D (Accumulation GBP)
17) Dimensional European Value Fund - Class A (USD)
18) Dimensional European Value Fund - Class B (EUR)
19) Dimensional European Value Fund - Class C (Income GBP)
20) Dimensional European Value Fund - Class D (Accumulation GBP)
21) Dimensional Emerging Markets Fund - Class A (USD)
22) Dimensional Emerging Markets Fund - Class B (EUR)
23) Dimensional Emerging Markets Fund - Class C (Income GBP)
24) Dimensional Emerging Markets Fund - Class D (Accumulation GBP)
25) Dimensional Pacific Basin Small Companies - Class A (USD)
26) Dimensional Pacific Basin Small Companies - Class B (EUR)
27) Dimensional Pacific Basin Small Companies Fund - Class C (Income GBP)
28) Dimensional Pacific Basin Small Companies Fund - Class D (Accum. GBP)
29) Dimensional Emerging Markets Value Fund - Class A (USD)
30) Dimensional Emerging Markets Value Fund - Class B (EUR)
31) Dimensional Emerging Markets Value Fund - Class C (Income GBP)
32) Dimensional Emerging Markets Value Fund - Class C (Accumulation GBP)

I. Dimensional Funds

1)  DFA U.S. Value Fund - Class A
2)  DFA U.S. Value Fund - Class F
3)  DFA U.S. Small Cap Fund - Class A
4)  DFA U.S. Small Cap Fund - Class F
5)  DFA International Value Fund - Class A
6)  DFA International Value Fund - Class F
7)  DFA International Small Cap Fund - Class A
8)  DFA International Small Cap Fund - Class F
9)  DFA Five-Year Global Fixed Income Fund - Class A
10) DFA Five-Year Global Fixed Income Fund - Class F
11) DFA Canadian Core Equity Fund - Class A (see comment below)
12) DFA Canadian Core Equity Fund - Class F (see comment below)
13) DFA Canadian Core Equity Fund - Class I (see comment below)

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 8

(formerly the DFA Canadian Applied Core Equity Fund-Class A,F, and I)

14) DFA U.S. Core Equity Fund - Class A
    A portfolio invests a significant portion of its assets in units of other
    Dimensional Funds as follows:
    DFA U.S. Value Fund - Class F
    DFA U.S. Small Cap Fund - Class F
15) DFA U.S. Core Equity Fund - Class F
    same as Class A
16) DFA International Core Equity Fund - Class A
    A portfolio invests a significant portion of its assets in units of other
    Dimensional Funds as follows:
    DFA International Value Fund - Class F
    DFA International Small Cap Fund - Class F
17) DFA International Core Equity Fund - Class F
    same as Class A

J Dimensional Funds ICVC

1)  United Kingdom Value Fund - Income Class
2)  United Kingdom Value Fund - Accumulation Class
3)  United Kingdom Small Companies Fund - Income Class
4)  United Kingdom Small Companies Fund - Accumulation Class
5)  International Value Fund - Income Class
6)  International Value Fund - Accumulation Class
7)  International Small Companies Fund - Income Class
8)  International Small Companies Fund - Accumulation Class
9)  Emerging Markets Fund - Income Class
10) Emerging Markets Fund - Accumulation Class
11) Global Short-Dated Bond Fund - Income Class
12) Global Short-Dated Bond Fund - Accumulation Class

J Non-Commingled Funds

1)  CalPers (Emerging Markets)
2)  Owens-Illinois, Inc. (Harbor Capital Advisors)
    Master Retirement Trust
3)  Arizona State Retirement System (Domestic 4-10 Value)
4)  Missouri State Employees Retirement System
5)  Rock Island Firefighters Pension-Intermediate Index
6)  Rock Island Firefighters Pension-Five Year Variable
7)  Rock Island Police Pension-Intermediate Index
8)  Rock Island Police Pension-Five Year Variable
9)  United Nations
10) Blue Cross of California

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 9

11) MississippiPERS
12) Blue Shield of California
13) UN World Food Programme
14) Policemen and Firemen Ret System of the City of Detroit
15) Microsoft Corporation
16) Pfizer
17) Verizon
    - consisting of 3 different strategies: International Equity, Domestic
    Equity, and Fixed Income
18) Arizona State Retirement System (Int Sm Val)
19) Stichting Spoorweg Pensioenfonds
20) New York City Employee Retirement System
21) Salvation Army Eastern Territory
22) MLC Limited Account (Australia)
23) Plan B Australian Core Equity
    (formerly Plan B Finance Services Limited (Australia))
24) Plan B International Core Equity
25) Plan B International Core Equity Hedged
26) Mercer Investment Nominees Limited (Australia)
27) MLC UK Equities (Australia)
28) MLC Global Equities Trust #4 (Australia)
    - consisting of 2 different strategies: Developed and Emerging markets account
29) Workers Compensation Nominal Insurer (Australia)
30) Nestle
31) Zurich Insurance Company
32) Individually Managed Accounts

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 10

                            FEDERAL INSURANCE COMPANY

                                Endorsement No:6
                              Bond Number:81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                               PREMIUM ENDORSEMENT

It is agreed that:

1.   The premium for this Bond for the period  December 30, 2006 to December 30,
     2007 is: Premium: THIRTY SEVEN THOUSAND NINETY SEVEN DOLLARS ($37,097.00)

2.   It is further  agreed  that this  premium is subject to change  during this period if amendments are made to this Bond at the request of the ASSURED.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP Bond
Form 17-02-0735 (Rev. 1-97)

                            FEDERAL INSURANCE COMPANY

                               Endorsement No.: 7
                              Bond Number: 81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

     15.  Unauthorized Signature

          Loss  resulting  directly from the ASSURED  having  accepted,  paid or cashed any check or  Withdrawal  Order made or drawn on or against the account  of the  ASSURED'S  customer  which  bears  the  signature  or endorsement  of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

          It shall be a condition  precedent to the ASSURED'S  right of recovery under  this  INSURING  CLAUSE  that  the  ASSURED  shall  have on file signatures of all the persons who are signatories on such account.

2. By adding to Section 1., Definitions, the following:

     r.   Instruction  means a written order to the issuer of an  Uncertificated
          Security  requesting that the transfer,  pledge or release from pledge of the specified Uncertificated Security be registered.

     s.   Uncertificated Security means a share, participation or other interest in property of or an  enterprise of the issuer or an obligation of the issuer, which is:

          (1)  not  represented  by an  instrument  and the transfer of which is registered on books  maintained  for that purpose by or on behalf of the issuer, and

          (2)  of a type commonly  dealt in on securities  exchanges or markets,
               and

          (3)  either one of a class or series or by its terms  divisible into a
               class  or  series  of  shares,   participations,   interests   or
               obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1 of 2

     t.   Withdrawal  Order  means a  non-negotiable  instrument,  other than an
          Instruction,  signed by a  customer  of the  ASSURED  authorizing  the
          ASSURED to debit the customer's  account in the amount of funds stated
          therein.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2 of 2

                            FEDERAL INSURANCE COMPANY

                               Endorsement No.: 8
                              Bond Number: 81906615

                 NAME OF ASSURED: DIMENSIONAL FUND ADVISORS LP

                           CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

     16. Claims Expense

Reasonable  expense  incurred by the ASSURED,  solely for  independent  firms or individuals to determine the amount of loss where:

               (1)  the loss is covered under the Bond, and

               (2)  the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2. Under General  Exclusions-Applicable  To All Insuring  Clauses,  Section 2.f.
does not apply to loss covered under this INSURING CLAUSE.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2007

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

                       IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name,  address and telephone number of your agent, if one is involved,  is shown on the policy and/or in the material accompanying the policy.

If you require additional  information you may contact the California  Insurance
Department at either the following address or phone number:

California Insurance Department
300 South Spring Street
Los Angeles, CA 90012
1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

                                IMPORTANT NOTICE

The  premium  shown on this  policy  or  premium  statement  may be  subject  to adjustment in accordance with the provisions of California law recently  adopted by ballot  initiative.  You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)

                                  Chubb & Son, div. of Federal Insurance Company
                                        as manager of the member insurers of the
                                              Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your  company  is now  required  to file  an  electronic  copy of your  fidelity insurance  coverage  (Chubb's ICAP Bond policy) to the  Securities  and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your  agent/broker  with an electronic copy of your insurance  policy as well as instructions on how to submit this proof of fidelity  insurance  coverage  to the  SEC.  You  can  expect  to  receive  this information from your agent/broker shortly.

The electronic  copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and  conditions  of  coverage  as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

An excerpt from the Minutes of the Meeting of the Board of Directors/Trustees of
The  DFA  Investment  Trust  Company,  DFA  Investment  Dimensions  Group  Inc.,
Dimensional  Investment  Group Inc. and Dimensional  Emerging Markets Value Fund
Inc. held on December 15, 2006

     RESOLVED,  that the Trustees have considered all relevant  factors relating to the  participation  of DFAIDG,  DIG,  DEM, and DFAITC under a joint  fidelity bond,  including,  among other things,  the value of the aggregate assets of the
Dimensional  Funds, the type and terms of the arrangements  made for the custody and  safekeeping  of such assets,  and the nature of the securities in which the
Funds invest; and

     FURTHER RESOLVED,  that the Trustees,  including the Independent  Trustees, have  determined that it would be in the best interests of each Fund to continue to maintain the fidelity bond coverage  required under Rule 17g-1 under the 1940
Act,  jointly  with the other  Dimensional  Funds,  certain  non-SEC  registered
investment  trusts,  Dimensional,   DFAS,  and  certain  other  subsidiaries  of
Dimensional (together, the "Insureds"); and

     FURTHER RESOLVED,  that the Fidelity Bond No. 81906615 (the "Fidelity Bond"
or "Bond") issued by the Federal Insurance Company (Chubb Group), which Fidelity
Bond  provides  for  aggregate  coverage  for the  Insureds in the amount of $10 million, will provide adequate coverage for the Dimensional Funds, and is hereby approved  for the  Dimensional  Funds,  taking into  consideration  all relevant factors,  including  the number of parties named as insureds,  their  respective assets,  and  the  requirements  of  Rule  17g-1,  the  nature  of the  business activities  of such other  parties who are named as Insureds,  the amount of the
Fidelity  Bond,  the  amount of the  premium  for such Bond,  the  proportionate allocation  of the premium  for the  Fidelity  Bond among all  parties  named as
Insureds, the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would be required to pay to provide and  maintain a single insured bond, and the coverage provided under the Fidelity Bond; and

     FURTHER   RESOLVED,   that  the  amount  of  the  Fidelity  Bond,  and  the
proportionate  allocation of the premium for the Fidelity Bond to the Funds that are Insureds on the basis of the Funds' net assets, are hereby approved; and

     FURTHER RESOLVED,  that the Joint Bond Agreement between the Insureds under the  Fidelity  Bond  relating  to the sharing of  premiums  and the  division of insurance  proceeds  in the  event of a joint  fidelity  loss,  as  required  by subparagraph  (f) of Rule 17g-1,  and  reflecting the provisions of the Fidelity
Bond, in the form presented at this Meeting, is hereby approved; and

     FURTHER  RESOLVED,  that the appropriate  officers of each Dimensional Fund be, and each of them hereby is, authorized to execute and deliver such documents and to make such  regulatory  filings as may be necessary to effect the fidelity bond coverage  contemplated hereby in accordance with the 1940 Act and the rules thereunder; and

     FURTHER  RESOLVED,  that the  Secretary or an  Assistant  Secretary of each
Dimensional  Fund be, and such officer  hereby is,  designated as the officer to make filings  with the SEC and to give notices as may be required,  from time to time, pursuant to Rules 17g-1(g) and 17g-1(h) under the 1940 Act.

                                    STATEMENT

All premiums have been paid for the period of December 30, 2006 through December
30, 2007 covered by the attached bond.

The amount of the single  insured  bond that each Fund would have  provided  and maintained  had the fund not been  named as an insured  under the joint  insured bond is as follows:

The DFA Investment Trust Company Inc.                $2,500,000
DFA Investment Dimensions Group Inc.                 $2,500,000
Dimensional Emerging Markets Value Fund Inc.         $2,500,000
Dimensional Investment Group Inc.                    $600,000

Dimensional Fund Advisors LP  (SEC File #801-16283) on behalf of:

The DFA Investment Trust Company Inc. (SEC File #811-7436)
DFA Investment Dimensions Group Inc. (SEC File #811-3258)
Dimensional Investment Group Inc.  (SEC File #811-6067)
Dimensional Emerging Markets Value Fund Inc. (SEC File #811-7440)

By:      /s/Catherine L. Newell
         Catherine L. Newell
         Vice President and Secretary

                              JOINT BOND AGREEMENT

     Agreement  made this 29 day of October,  2004, by and among DFA  Investment
Dimensions Group Inc.  ("DFAIDG"),  Dimensional Emerging Markets Value Fund Inc.
("DEM"),  The DFA Investment  Trust Company  ("DFAITC")  Dimensional  Investment
Group Inc. ("DIG"),  Dimensional Fund Advisors Inc. ("DFA"),  its majority-owned subsidiaries,  DFA  Securities  Inc.  ("DFAS"),  Dimensional  Fund Advisors Ltd.
("DFAL"), DFA Australia Ltd. ("DFA Australia"), Dimensional Fund Advisors Canada
Inc.  ("DFAC"),  DFA on behalf  of The DFA  Group  Trust  (the  "Group  Trust").
Dimensional  Funds plc  ("DFP"),  DFAC on behalf of the  Dimensional  Funds (the
"Canadian  Trusts"),  DFA  Australia  on  behalf of the  Dimensional  Australian
Resident  Trusts (the  "Australian  Trusts")  and DFAL on behalf of  Dimensional
Funds ICVC (the "OEICs").

                                   WITNESSETH:

     WHEREAS,  DFAIDG, DEM, DFAITC,  DIG, DFA, DFAS, DFAL, DFA Australia,  DFAC,
the Group Trust,  DFP,  the Canadian  Trusts,  the  Australian  Trusts and OEICs
(sometimes herein referred to collectively as the "Insureds") jointly maintain a fidelity bond that provides insurance for losses incurred by them as a result of certain  acts  and  omissions  of  other  persons  (such  fidelity  bond and any amendments,  supplements or replacements  thereof, or successors thereto,  being referred to herein as the "Joint Bond"); and

     WHEREAS,  the  Insureds  that are  U.S.  registered  management  investment companies (together, the "DFA Funds") desire: (i) to satisfy the requirements of paragraph  (f) of Rule 17g-1 (the "Rule")  under the  Investment  Company Act of
1940,  as amended (the "1940 Act"),  as the Rule is in effect on the date hereof
(ii) to confirm the criteria by which  recoveries under the Joint Bond should be allocated among the Insureds:  and (iii) to secure the benefits  afforded by the
Joint Bond: and

     WHEREAS,  the  Board  of  Directors  of each DFA  Fund,  after  giving  due consideration to all factors relevant to the Joint Bond's amount, type, form and coverage,  and the  apportionment  of recoveries and premiums on the Joint Bond, has  approved  the form,  term and amount of the Joint Bond,  the portion of the premiums  payable  by each DFA  Fund,  and the  manner  by which  proceeds  of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds as hereinafter set forth,  such approval having been accomplished by the vote of a majority of such Board's members, including a majority of those members of the
Board who are not  "interested  persons"  as that  term is  defined  in  Section
2(a)(19) of the 1940 Act; and

     WHEREAS,  certain  of the  Insureds  previously  entered  into a Joint Bond
Agreement dated October 18, 2003, to establish the manner by which proceeds of a recovery  under  the  Joint  Bond,  if any,  shall be  shared  by and  among the
Insureds, and the Insureds now desire to amend such agreement and to restate the agreement in its entirety by this Agreement;

     NOW,  THEREFORE,  intending be legally  bound,  the parties hereto agree as follows:

     1. In the event  that a  recovery  is  received  under the Joint  Bond as a result of a loss  sustained  by any DFA Fund and one or more of the other  named
Insureds,  the DFA Fund, as its interests may appear, shall receive an equitable and  proportionate  share of the recovery in relation to the respective  claims, but at least equal to the amount that the DFA Fund would have  received  had the
DFA Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of the Rule.

     2. The term  "insured," as applicable to any DFA Fund  hereunder,  shall be deemed to include each and every  Portfolio or Series of such Insured that is in existence  on the date hereof,  or that is  organized  by a DFA Fund  hereafter, during the term of this  Agreement,  provided  that for the purpose of paragraph
(d)(l)  of the  Rule,  all such  Portfolios  of any DFA Fund  shall be deemed to comprise a single U.S.  registered  management  investment  company and all such
Series of a DFA Fund  shall be  deemed  to  comprise  a single  U.S.  registered management  investment company and, in the event that a recovery provided for in paragraph  1 above is  received  that  covers  losses  incurred by more than one
Portfolio or Series, the portion thereof required to be received by the DFA Fund pursuant to such paragraph  shall be apportioned  among such  Portfolios  and/or
Series by the Board of Directors in a fair and equitable manlier that takes into account the respective losses of such Portfolios and/or Series.

     3. This Agreement shall become  effective upon approval by DFA, DFAS, DFAL,
DFA Australia,  DFAC,  DFP and by the Boards of Directors of the DFA Funds,  and
shall automatically terminate as to any party that ceases to be an Insured under the Joint Bond.

     4. The  provisions of paragraph 3  notwithstanding,  any recovery  received pursuant to the Joint Bond as to which the parties hereto were Insureds and that is subject to the  provisions  of  paragraph  1 herein,  shall be  disbursed  in accordance with the provisions of such paragraph.

     5.  This  Agreement  shall  apply to the  Joint  Bond and any  renewals  or replacements  thereof,  and shall  continue  until  terminated.  So long as this
Agreement shall remain in effect, each DFA Fund shall make such filings and take such other  actions in respect of the Joint Bond and this  Agreement as shall be necessary to comply with the 1940 Act and the rules and regulations  promulgated thereunder.

     6. The term "Board of Directors,"  as used herein,  shall include the Board of Trustees of any DFA Fund that is a statutory trust.

     7. This Agreement shall be governed by the laws of the State of California, to the extent not  inconsistent  with applicable  provisions of the 1940 Act and the rules and regulations promulgated thereunder, including the Rule.

     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be executed by their duly authorized officers as of the date first written above.

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DFA INVESTMENT DIMENSIONS GROUP INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Catherine L. Newell
Name: Richard A. Eustice                        Name: Catherine L. Newell
Title: Vice President and Assistant Secretary   Title: Vice President and Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL EMERGING MARKETS VALUE FUND INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/ Valerie A. Brown
Name: Richard A. Eustice                        Name: Valerie A. Brown
Title: Vice President and Assistant Secretary   Title: Vice President and Assistant Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         THE DFA INVESTMENT TRUST COMPANY
----------------------------------------------- --------------------------------------------------

/s/Catherine L. Newell                          /s/Richard A. Eustice
Name: Catherine L. Newell                       Name: Richard A. Eustice
Title: Vice President and Secretary             Title: Vice President and Assistant Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL INVESTMENT GROUP INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Kamyab Hashemi-Nejad
Name: Richard A. Eustice                        Name: Kamyab Hashemi-Nejad
Title: Vice President and Assistant Secretary   Title: Vice President, Controller and Assistant
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Michael T. Scardina
Name: Richard A. Eustice                        Name: Michael T. Scardina
Title: Vice President and Assistant Secretary   Title: Vice President, Chief Financial Officer and
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DFA SECURITIES INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Michael T. Scardina
Name: Richard A. Eustice                        Name: Michael T. Scardina
Title: Vice President and Assistant Secretary   Title: Vice President, Chief Financial Officer and
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS LTD.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Kamyab Hashemi-Nejad
Name: Richard A. Eustice                        Name: Kamyab Hashemi-Nejad
Title: Vice President and Assistant Secretary   Title: Vice President, Controller and Assistant
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DFA AUSTRALIA LTD.
                                                         For Itself and On Behalf of
                                                         the Dimensional Australian
                                                         Resident Trusts

----------------------------------------------- --------------------------------------------------

/s/Catherine L. Newell                          /s/Richard A. Eustice
Name: Catherine L. Newell                       Name: Richard A. Eustice
Title: Vice President and Secretary             Title: Vice President and Assistant Secretary
----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS CANADA INC.
                                                         For Itself and On Behalf of
                                                         the Dimensional Funds

----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/ Valerie A. Brown
Name: Richard A. Eustice                        Name: Valerie A. Brown
Title: Vice President and Assistant Secretary   Title: Vice President and Assistant Secretary
----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS INC.
                                                         On Behalf of The DFA Group Trust
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Michael T. Scardina
Name: Richard A. Eustice                        Name: Michael T. Scardina
Title: Vice President and Assistant Secretary   Title: Vice President, Chief Financial Officer and
                                                       Treasurer
----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUNDS PLC

----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Catherine L. Newell
Name: Richard A. Eustice                        Name: Catherine L. Newell
Title: Vice President and Assistant Secretary   Title: Vice President and Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS LTD.
                                                         On Behalf of Dimensional Funds ICVC
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Kamyab Hashemi-Nejad
Name: Richard A. Eustice                        Name: Kamyab Hashemi-Nejad
Title: Vice President and Assistant Secretary   Title: Vice President, Controller and Assistant
                                                       Treasurer
----------------------------------------------- --------------------------------------------------